UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Virchow, Krause & Company, LLP
Southfield, Michigan
June 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Southfield, Michigan
June 27, 2005

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$12,381,408	$18,204,390
Mutual funds	55,748,380	46,926,740
Money market funds	6,973,753	6,566,992
Common/Collective trusts	20,936	19,424
Participant loans	2,723,215	2,453,374

Total investments	77,847,692	74,170,920
Receivables:
Employer contributions	126,623	—
Participant contributions	300,864	1,886
Other	4,185	76,212

Total receivables	431,672	78,098

Total assets	78,279,364	74,249,018
Liabilities
Refundable contributions	13,253	138,931

Total liabilities	13,253	138,931

Net assets available for benefits	$78,266,111	$74,110,087

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31,

2005
Additions
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,336,700)
Interest and dividends	1,778,271

Total investment loss	(558,429)
Contributions:
Participant	9,227,184
Employer	3,285,530
Rollovers	473,449

Total contributions	12,986,163

Total additions	12,427,734

Deductions
Deductions from net assets attributed to:
Participant benefits paid	8,204,247
Administrative fees	55,638
Deemed distributions	11,825

Total deductions	8,271,710

Net increase	4,156,024
Net assets available for benefits:
Beginning of year	74,110,087

End of year	$78,266,111

The accompanying notes are an integral part of this statement.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note A — Description of Plan
The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. An employee is eligible to participate in the Plan after three months of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees may contribute up to 60% in 2005 and 2004 up to the statutory limits ($14,000 in 2005 and $13,000 in 2004) per annum, of their eligible compensation to the Plan. Effective in 2004, participants that meet certain criteria are able to make additional “catch-up” contributions of $4,000 in 2005 and $3,000 in 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions up to 3% per annum of the employee’s compensation, up to a maximum of $6,300, excluding the catch-up contributions. The Company may make discretionary contributions to the Plan. No discretionary contributions were made in 2005. All contributions are invested in accordance with the participant’s directive.
Vesting
Participants are immediately vested in their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service. A participant becomes 100% vested in Company contributions after five years of credited service.
Participants Accounts
Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the employee’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
Participant loans are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 5.00%-10.50%, as determined by the Plan administrator.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2005 and 2004
Payment of Benefits
Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.
Forfeitures
If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited non-vested accounts totaled $160,000 at December 31, 2005 and $136,000 at December 31, 2004. In 2005, employer contributions were reduced by $499,000 from forfeited non-vested accounts.
Note B — Summary of Accounting Policies
A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows.
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes there in, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value based upon the current quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant’s loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2005 and 2004
Note C — Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

December 31, 2005	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	859,820	$12,381,408
Fidelity Retirement Government Money Market	5,207,792	5,207,792
Mutual Funds
Fidelity Growth Company Fund	134,261	8,543,024
Fidelity Dividend Growth Fund	264,514	7,615,354
Fidelity Mid-Cap Stock Fund	245,456	6,521,767
Spartan U.S. Equity Index Fund	122,668	5,417,011
Fidelity Diversified International Fund	163,592	5,323,271

December 31, 2004	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	805,504	$18,204,390
Fidelity Retirement Government Money Market	4,984,830	4,984,830
Mutual Funds
Fidelity Growth Company Fund	141,941	7,958,630
Fidelity Dividend Growth Fund	260,731	7,428,229
Fidelity Mid-Cap Stock Fund	226,894	5,320,659
Spartan U.S. Equity Index Fund	119,162	5,107,286
Fidelity Diversified International Fund	143,864	4,120,268
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,336,700 as follows:

Flagstar Bancorp, Inc. Common Stock	($5,838,438)
Mutual funds	3,501,738

Total	($2,336,700)

Note D — Parties-In-Interest
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $87,200 and $127,800 in 2005 and 2004, respectively. In addition, the Plan trades in the common stock of the Company.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2005 and 2004
Note E — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100% vested in their employer contributions.
Note F — Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 2002, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
Note G — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note H — Amount Owned to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2005 and 2004, respectively.
Note I — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of statements of net assets available for benefits and the statement of changes in net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2005	2004

Net assets per financial statements	$78,266,111	$74,110,087
Refundable contributions	13,253	138,931

Net assets per Form 5500	$78,279,364	$74,249,018

Contributions per financial statements	$12,986,163	$12,765,331
Refundable contributions	13,253	138,931

Contributions per Form 5500	$12,999,416	$12,904,262

Supplemental Information

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Flagstar Bancorp, Inc.	Common Stock	**	$12,381,408
*	Fidelity	Retirement Government Money Market	**	5,207,792
*	Fidelity	Retirement Money Market Portfolio	**	793,173
*	FMTC	Institutional Cash Portfolio	**	972,788
*	Fidelity	Managed Income Portfolio	**	20,936
	ABF	Balance Portfolio	**	101
	ABF	Large Cap Value Portfolio	**	15,518
	AIM	Small Company Growth Investment	**	16
	AIM	Blue Chip Fund — Class A	**	659
	AIM	Mid Cap Core Equity Fund — Class A	**	6,765
	AIM	Dynamics Investment Fund	**	16
	AIM	Global Aggressive Growth Class A Fund	**	843
	ALLNZ	CCM Cap Ap Adminstrative Fund	**	1,378
	ALLNZ	CCM Mid Cap Administrative Fund	**	5,965
	ALLNZ	NFJ Small Cap Value Fund — Administrative Class	**	16
	AM	Central Ultra Investment Fund	**	5,312
	Ariel	Appreciation Fund	**	18,688
	Ariel	Fund	**	98,895
	Artisan	International Fund	**	12,013
	Artisan	Mid Cap Value Fund	**	80,757
	Baron	Small Cap Fund	**	27,312
	Baron	Asset Fund	**	59,477
	Calvert	SIF Equity Fund-Class A	**	20
	Calvert	SIF Bond Fund — Class A	**	32
	Calvert	New Vision Small Cap Fund — Class A	**	90
	Col	Consolidated High Yield Z Fund	**	24,359
	Col/Acorn	Select Fund — Class Z	**	58,171
	Credit Suisse	Global Fixed Income Fund — Common Shares	**	12,858
	Credit Suisse	Cap Appreciation Com Fund	**	4,010
	DWS	International S	**	21,940
	DWS	Global Opps S	**	14,510
	DWS	Dividend High Return Equity Class A	**	2,115
*	Fidelity	Aggressive International Fund	**	19,407
*	Fidelity	Asset Manager Growth Fund	**	4,968
*	Fidelity	Disciplined Equity Fund	**	22,708
*	Fidelity	Real Estate Investment Portfolio Fund	**	295,149
*	Fidelity	Structured Large Cap Growth Fund	**	15,630
*	Fidelity	Structured Mid Cap Growth Fund	**	33,711
*	Fidelity	Total Bond Fund	**	752,599
*	Fidelity	Aggressive Growth Fund	**	25,963
*	Fidelity	Balanced Fund	**	97,478
*	Fidelity	Blue Chip Growth Fund	**	21,732

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — Continued
December 31, 2005

	(b) Identity of issue, borrower,	(c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Fidelity	Canada Fund	**	209,374
*	Fidelity	Capital & Income Fund	**	34,058
*	Fidelity	Capital Appreciation Fund	**	52,976
*	Fidelity	Dividend Growth Fund	**	7,615,354
*	Fidelity	Diversified International Fund	**	5,323,271
*	Fidelity	Equity-Income II Fund	**	2,250
*	Fidelity	Equity-Income Fund	**	1,630,791
*	Fidelity	Europe Fund	**	33,394
*	Fidelity	Export and Multinational Fund	**	153,549
*	Fidelity	Fifty Fund	**	1,218
*	Fidelity	Freedom 2000 Fund	**	337,512
*	Fidelity	Freedom 2010 Fund	**	1,050,329
*	Fidelity	Freedom 2020 Fund	**	1,196,775
*	Fidelity	Freedom 2030 Fund	**	1,437,472
*	Fidelity	Freedom 2040 Fund	**	682,679
*	Fidelity	Freedom Income Fund	**	256,961
*	Fidelity	Ginnie Mae Fund	**	21,392
*	Fidelity	Growth Company Fund	**	8,543,024
*	Fidelity	Independence Fund	**	1,437,641
*	Fidelity	International Discovery Fund	**	122,444
*	Fidelity	Japan Fund	**	70,033
*	Fidelity	Low-Priced Stock Fund	**	2,966,710
*	Fidelity	Mid-Cap Stock Fund	**	6,521,767
*	Fidelity	Mortgage Securities Fund	**	1,736
*	Fidelity	New Markets Income Fund	**	167,966
*	Fidelity	Puritan Fund	**	3,221
*	Fidelity	Small Cap Stock Fund	**	50,137
*	Fidelity	Small Capital Retirement Fund	**	1,240,029
*	Fidelity	Trend Fund	**	8,801
*	Fidelity	U.S. Bond Index Fund	**	2,734,440
*	Fidelity	Value Fund	**	261,901
*	Fidelity	Worldwide Fund	**	109
*	Fidelity	Large Cap Stock Fund	**	14,476
*	Fidelity	Fidelity Fund	**	345
*	Fidelity	Contrafund	**	665,110
*	Fidelity	Investment Growth Bond Fund	**	22,868
*	Fidelity	Growth and Income Fund	**	10,332
*	Fidelity	Government Income Fund	**	1,013
*	Fidelity	Overseas Fund	**	16,770
*	Fidelity	Leveraged Company Stock Fund	**	608,449
*	Fidelity	Pacific Basin Fund	**	11,409

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — Continued
December 31, 2005

	(b) Identity of issue,
	borrower,	(c) Description of investment including maturity date,
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Fidelity	Asset Manager Growth Fund	**	59,061
*	Fidelity	Convertible Securities Fund	**	7,891
*	Fidelity	Utilities Fund	**	23,226
*	Fidelity	Emerging Markets Fund	**	387,937
*	Fidelity	Focused Stock Fund	**	1,518
*	Fidelity	Global Balanced Fund	**	8,484
*	Fidelity	Small Cap Independent Fund	**	8,923
*	Fidelity	Latin America Fund	**	338,146
*	Fidelity	Southeast Asia Fund	**	32,412
*	Fidelity	Strategic Income Fund	**	68,424
*	Fidelity	Short Term Bond Fund	**	6,634
*	Fidelity	Structured Large Cap Value Fund	**	40,479
*	Fidelity	Inflation Prot Bond Fund	**	34,709
*	Fidelity	Real Estate Income Fund	**	15,434
*	Fidelity	Blue Chip Value Fund	**	6,380
*	Fidelity	Mid Cap Value Fund	**	4,484
*	Fidelity	Freedom 2005 Fund	**	1,864
*	Fidelity	Freedom 2015 Fund	**	115,605
*	Fidelity	Freedom 2025 Fund	**	29,440
*	Fidelity	Freedom 2035 Fund	**	83,386
*	Fidelity	Europe Cap Appreciation Fund	**	7,489
*	Fidelity	Growth and Income Fund II	**	328
*	Fidelity	Strategic Dividend and Income Fund	**	96
*	Fidelity	Small Cap Growth Fund	**	3,114
*	Fidelity	Small Cap Value Fund	**	1,094
*	Fidelity	Value Strategies Fund	**	19,361
*	Fidelity	Intermediate Bond Fund	**	1,028
	FMA	Small Company IS	**	5,451
	Franklin	Small-Mid Cap Growth Fund — Class A	**	758
	Hartford	Growth Y Fund	**	1,097
	Hartford	Small Cap Growth Y	**	837
	LD Abbett	Small Cap Build — Class A	**	24,354
	LM	Value Trust Fidelity Class	**	31,726
	Loomis	Small Cap Value R	**	1,268
	Managers	Bond Fund	**	5,587
	Managers	Value Fund	**	11,062
	Mutual	Discovery Fund — Class A	**	130,065
	Mutual	Shares — Class A	**	6,690
	MSI	Emerging Markets Fund — Class B	**	21,182
	MSIFT	High Yield Advance Fund	**	140

Flagstar Bank 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year) — Continued
December 31, 2005

	(b) Identity of issue,	(c) Description of investment including maturity
	borrower,	date, rate of interest, collateral, par, or maturity value
(a)	lessor or similar party		(d) Cost	(e) Current value

	NB	Partners Trust Fund	**	56,796
	NB	Regency Trust Fund	**	1,008
	NB	High Income Bond Investment Fund	**	60
	NB	International Fund Trust	**	854
	The Oakmark	Equity and Income Fund	**	69,670
	The Oakmark	Select I	**	850,045
	The Oakmark	Fund I	**	17,499
	PIM	Global Band AD Unhedged Fund	**	7,491
	PIMCO	High Yield — Administration Class	**	26,740
	PIMCO	Low Duration — Administration Class	**	73
	PIMCO	Long Term Government — Administrative Class	**	14,259
	PIMCO	Real Return Fund — Administrative Class	**	253
	PIMCO	Total Return Fund — Administrative Class	**	86,611
	Rainier	Small Mid Cap Fund	**	31,329
	Royce	Value Plus Investment Fund	**	42,332
	Royce	Opportunity Fidelity Fund	**	4,306
	RS	Emerging Growth Fund	**	3,588
	RS	Partners Fund	**	11,673
	RS	Value Fund	**	8,202
	SB	Aggressive Growth — Class A	**	583
	Spartan	U.S. Equity Index Fund	**	5,417,011
	Spartan	Total Market Index Fund	**	31,911
	Spartan	Extended Market Index	**	58
	TCW	Select Equity N Fund	**	11,575
	Templeton	Foreign Fund — Class A	**	35,573
	Templeton	Foreign Small Company — Class A	**	13,761
	Templeton	Dev Markets Fund — Class A	**	83,037
	Templeton	Growth Fund — Class A	**	26,618
	Templeton	World Fund — Class A	**	11,764
	Templeton	Global Bond Fund — Class A	**	12,403
	Van Kampen	Growth and Income Fund — Class A	**	14,081
	Van Kampen	Equity Income — Class A	**	238
	West	Asset Core Fidelity Fund	**	1,668
	WFA	Small Cap Value — Class Z	**	26,374
	WFA	C&B Mid Cap Value Fund D	**	505
*	Participant Loans	Interest rates ranging from 5% to 10.5% with various maturity dates	0	2,723,215

				$77,847,692

*	Party-in-interest to the Plan

**	Participant Directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

June 26, 2006	By: /s/ Mary Kay Ruedisueli

Mary Kay Ruedisueli
Secretary of Flagstar Bancorp, Inc.,
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Virchow, Krause & Company, LLP	18
23.1	Consent of Grant Thornton LLP	19